SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)*

                              GMH Communities Trust
                    -----------------------------------------
                                (Name of Issuer)

        Common Shares of Beneficial Interest, par value $0.001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   36188G 10 2
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                October 28, 2004
                    -----------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  2 OF 11 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY TRUST     22-1657560
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 5,496,724(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              5,496,724(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,496,724(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.13%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (REAL ESTATE INVESTMENT TRUST)
--------------------------------------------------------------------------------

(1)  Consists of Common Shares that may be acquired pursuant to a Warrant.
(2)  Assuming issuance of 5,496,724 Common Shares upon exercise of the Warrant.
(3) Based upon 28,571,429 Common Shares outstanding on November 2, 2004 upon closing of the Issuer's initial public offering as stated in the Issuer's Prospectus dated October 28, 2004.

                               Page 2 of 11 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  3 OF 11 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY L.P.      13-3925979
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 5,496,724(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              5,496,724(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,496,724(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.13%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------

(1)  Consists of Common Shares that may be acquired pursuant to a Warrant.
(2)  Assuming issuance of 5,496,724 Common Shares upon exercise of the Warrant.
(3) Based upon 28,571,429 Common Shares outstanding on November 2, 2004 upon closing of the Issuer's initial public offering as stated in the Issuer's Prospectus dated October 28, 2004.


                               Page 3 of 11 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  4 OF 11 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO CCA GAINESVILLE, L.L.C.    22-3702578
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                (1) [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

(1) As further described under Item 3 of this Schedule 13D, Vornado CCA Gainesville, L.L.C. currently holds 671,190 units of limited partnership interest in GMH Communities, LP which are redeemable commencing November 2, 2005, at the option of Vornado CCA Gainesville, L.L.C. for Common Shares at the rate of one Common Share for each Unit redeemed or, at the option of Issuer, cash equal to the fair market value of one Common Share. None of such Units are beneficially owned as of the date hereof.

                               Page 4 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to Common Shares of Beneficial Interest of GMH Communities Trust, a Maryland real estate investment trust (the "Issuer"), par value $0.001 per share ("Common Shares"). The principal executive offices of the Issuer are located at 10 Campus Boulevard Newtown Square, Pennsylvania 19073.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), Vornado Realty L.P., a Delaware limited partnership ("VRLP") and Vornado CCA Gainesville, L.L.C., a Delaware limited liability company ("CCA", and together with Vornado and VRLP, the "Reporting Persons"). The Reporting Persons entered into a joint filing agreement dated November 9, 2004, a copy of which is attached as Exhibit 1.

         The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I. All of the persons listed in Schedule I are citizens of the United States of America.

         (d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         VRLP used $1,000,000 of cash on hand to purchase a warrant, dated July 27, 2004, as amended (the "Warrant"), issued by the Issuer and GMH Communities, LP ("GMH LP"). A portion of the Warrant was exercised automatically on November 2, 2004 in connection with the closing of the initial public offering of the Issuer to acquire for $50,000,000 in cash 6,666,667 units of limited partnership interest ("Units") in GMH LP. The $50,000,000 in cash was obtained from the repayment by GMH LP of a preferred partnership interest held by VRLP that was extinguished in connection with the closing of the initial public offering of the Issuer. CCA acquired 671,190 Units on November 2, 2004 upon contribution of property to GMH LP pursuant to a prior agreement. The 6,666,667 Units acquired upon automatic exercise of the Warrant are redeemable commencing May 2, 2005, at the option of VRLP, for Common Shares at the rate of one Common Share for each Unit redeemed or, at the option of the Issuer, cash equal to the fair market value of one Common Share. The 671,190 Units acquired upon contribution of property are redeemable commencing November 2, 2005, at the option of CCA, for Common Shares at the rate of one Common Share for each Unit redeemed or, at the option of the Issuer, cash equal to the fair market value of one Common Share. Accordingly none of such Units are beneficially owned as of the date hereof.

         As of the date hereof, the Warrant is exercisable at any time or from time to time for 5,496,724 Common Shares or Units at a price per Share or Unit of $9.096. The exercise period for the Warrant expires on May 2, 2006. The Warrant contains standard anti-dilution protections.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As of November 2, 2004, following the completion of the Issuer's initial public offering, the Warrant is exercisable at any time or from time to time for 5,496,724 Common Shares or Units at a price per Share or Unit of $9.096. The exercise period for the Warrant expires on May 2, 2006. The Warrant contains standard anti-dilution protections. Because VRLP has the right to acquire the 5,496,724 Common Shares within 60 days, VRLP and Vornado are deemed to be the beneficial owner of those Common Shares pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934, as amended. Because the Units held by VRLP and CCA may not be redeemed for Common Shares within 60 days, such Common Shares are not deemed to be beneficially owned as of the date hereof.

         The Warrant provides that so long as VRLP holds Common Shares or Units acquired at an aggregate price of not less than $10 million, then it shall have the right, but not the obligation, to appoint Michael D. Fascitelli or such other executive officer of Vornado that is reasonably acceptable to the Issuer, to the board of trustees of the Issuer. In the event VRLP has exercised this right

                               Page 5 of 11 Pages
of appointment, the Issuer and Gary M. Holloway, the Chairman, Chief
Executive and President of the Issuer, have agreed to take such actions as are necessary to cause the person so appointed to be elected and re-elected by the shareholders of the Issuer, including, but not limited to, naming such person in any proxy statement and causing such person to be nominated by the nominating committee of the board for election and re-election to the Issuer's board of trustees for so long as (i) such person desires to serve and (ii) VRLP holds Common Shares or Units acquired at an aggregate price of not less than $10 million.

         VRLP and Vornado intend to hold the Warrant and the Reporting Persons intend to hold any Common Shares or Units acquired or to be acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, the Reporting Persons may at any time or from time to time determine to acquire additional Units, Common Shares, or securities convertible into or exchangeable for Common Shares or derivatives relating to Common Shares, or dispose of Units or Common Shares or securities convertible into or exchangeable for Common Shares or derivatives relating to Common Shares that the Reporting Persons own or may hereafter acquire, through open market or privately negotiated transactions or otherwise, at such prices and on such terms as they deem advisable. In addition, based on the Reporting Persons' continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate.

         Pursuant to a Registration Rights Agreement, dated as of July 27, 2004, as amended, the Issuer has granted certain registration rights to VRLP for any Common Shares acquired upon exercise of the Warrant or upon redemption of Units and to CCA with respect to any Common Shares acquired upon redemption of Units.

         Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2, 3 and 4 above, which are incorporated herein by reference.

         To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially own any Common Shares.

         Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except for the acquisition of the Warrant, its amendment and its exercise, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days by the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto during the past 60 days.

         (d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, except in the case of the Common Shares beneficially owned pursuant to the Warrant, VRLP and Vornado.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As further described in Items 3 and 4, VRLP is party to a Warrant pursuant to which it has the right to acquire at any time or from time to time for a period expiring on May 2, 2006 from the Issuer 5,496,724 Common Shares or from GMH LP 5,496,724 Units at a price per Share or Unit of $9.096, or an aggregate of $50,000,000. The Warrant contains standard anti-dilution protections.

                               Page 6 of 11 Pages

         The Warrant also provides that so long as VRLP holds Common Shares or Units acquired at an aggregate price of not less than $10 million, then it shall have the right, but not the obligation, to appoint Michael D. Fascitelli or such other executive officer of Vornado that is reasonably acceptable to the Issuer, to the board of trustees of the Issuer. In the event the Issuer has exercised this right of appointment, the Issuer and Gary M. Holloway have agreed to take such actions as are necessary to cause the person so appointed to be elected and re-elected by the shareholders of the Issuer, including, but not limited to, naming such person in any proxy statement and causing such person to be nominated by the nominating committee of the board for election and re-election to the Issuer's board of trustees for so long as (i) such person desires to serve and (ii) the VRLP holds Common Shares or Units acquired at an aggregate price of not less than $10 million.

         Pursuant to a Letter Agreement, dated October 25, 2004, among VRLP, the Issuer, GMH LP and GMH Communities GP Trust, any Units pursuant to the Warrant acquired have a six month holding period before they may be tendered for redemption.

         In connection with the closing of the Issuer's initial public offering, VRLP and CCA agreed with the underwriters of that offering not to dispose of any Common Shares or Units until May 2, 2005.

         The foregoing summary of the Warrant, the Registration Rights Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by the actual terms of these documents, which are attached as Exhibits hereto and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement, dated November 9, 2004, between Vornado Realty Trust, Vornado Realty L.P. and Vornado CCA Gainesville, L.L.C.

         Exhibit 2 - Warrant, dated July 27, 2004, as amended, between Vornado Realty L.P., GMH Communities Trust and GMH Communities LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed October 29, 2009 (File No. 001-32290)).

         Exhibit 3 - Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.

         Exhibit 4 - Amendment, dated as of November 2, 2004, to Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.

         Exhibit 5 - Letter Agreement, dated October 25, 2004, among Vornado Realty L.P., GMH Communities Trust, GMH Communities GP Trust, and GMH Communities LP.

                               Page 7 of 11 Pages

         SCHEDULE I

THE FOLLOWING IS A LIST OF TRUSTEES AND EXECUTIVE OFFICERS OF VORNADO REALTY TRUST, THEIR RESIDENCE OR BUSINESS ADDRESS, THEIR PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED.

NAME                          RESIDENCE OR BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Steven Roth                   Vornado Realty Trust            Chairman of the Board and Chief Executive Officer of Vornado, 888
(Trustee of Vornado)          888 Seventh Avenue              Seventh Avenue, New York, New York 10019; managing general partner
                              New York, New York 10019        of Interstate Properties ("Interstate"), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, Seventh
                                                              Avenue, New York, New York 10019.

Michael D. Fascitelli         Vornado Realty Trust            President of Vornado Realty Trust, 888 Seventh Avenue, New York, New
(Trustee of Vornado)          (see address above)             York 10019.

Robert P. Kogod               c/o Vornado Realty Trust        Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400,
(Trustee of Vornado)          (see address above)             Englewood, CO 80112.

David M. Mandelbaum           c/o Vornado Realty Trust        Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main
(Trustee of Vornado)          (see address above)             Street, West Orange, New Jersey 07052; a general partner of
                                                              Interstate (see details above).

Stanley Simon                 c/o Vornado Realty Trust        Owner of Stanley Simon and Associates, management and financial
(Trustee of Vornado)          (see address above)             consultants, 70 Pine Street, Room 3301, New York, New York 10270.

Robert H. Smith               Vornado Realty Trust            Chairman of the Charles E. Smith Commercial Realty Division of
(Trustee of Vornado)          (see address above)             Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019;
                                                              Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400,
                                                              Englewood, CO 80112.

Ronald G. Targan              c/o Vornado Realty Trust        President of Malt Products Corporation of New Jersey, a producer of
(Trustee of Vornado)          (see address above)             malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Richard R. West               c/o Vornado Realty Trust        Dean Emeritus, Leonard N. Stern School of Business, New York
(Trustee of Vornado)          (see address above)             University, Henry Kaufman Management Center, 44 West Fourth Street,
                                                              New York, New York 10012.

Russell B. Wight, Jr.         c/o Vornado Realty Trust        A general partner of Interstate (see details above).
(Trustee of Vornado)          (see address above)


Melvyn H. Blum                Vornado Realty Trust            Executive Vice President---Development of Vornado Realty Trust, 888
                              (see address above)             Seventh Avenue, New York, New York 10019.

Michelle Felman               Vornado Realty Trust            Executive Vice President---Acquisitions of Vornado Realty Trust, 888
                              (see address above)             Seventh Avenue, New York, New York 10019.


David R. Greenbaum            Vornado Realty Trust            President of the New York City Office Division of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Christopher Kennedy           Vornado Realty Trust            President of the Merchandise Mart Division of Vornado Realty Trust,
                              (see address above)             888 Seventh Avenue, New York, New York 10019.


                              Page 8 of 11 Pages

Joseph Macnow                 Vornado Realty Trust            Executive Vice President---Finance and Administration and Chief
                              (see address above)             Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New
                                                              York, New York 10019.

Sandeep Mathrani              Vornado Realty Trust            Executive Vice President---Retail Real Estate of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear            Vornado Realty Trust            President of Charles E. Smith Commercial Realty of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein             Vornado Realty Trust            Executive Vice President---Capital Markets of Vornado Realty Trust,
                              (see address above)             888 Seventh Avenue, New York, New York 10019.




                               Page 9 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2004


                                          VORNADO REALTY TRUST

                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO REALTY L.P.

                                          By: Vornado Realty Trust,
                                              its general partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO CCA
                                          GAINESVILLE, L.L.C.



                                          By: Vornado Realty L.P.,
                                              Its sole member


                                          By: Vornado Realty Trust,
                                              its general partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer




                              Page 10 of 11 Pages

                                                             EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION

      1 Joint Filing Agreement, dated November 9, 2004, between Vornado Realty Trust, Vornado Realty L.P. and Vornado CCA Gainesville.

      2 Warrant, dated July 27, 2004, as amended, between Vornado Realty L.P., GMH Communities Trust and GMH Communities LP. (incorporated by reference to Exhibit
                        10.1 to the Issuer's Current Report on Form 8-K filed October 29, 2009 (File No. 001-32290)).

      3                 Registration Rights Agreement, dated as of July 27,
                        2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.

      4 Amendment, dated as of November 2, 2004, to Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.

      5 Letter Agreement, dated October 25, 2004, among Vornado Realty L.P., GMH Communities Trust, GMH Communities GP Trust, and GMH Communities LP.



                              Page 11 of 11 Pages